

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2025

Choi Tan Yee
Executive Director and Chief Financial Officer
Alpha Technology Group Ltd
Unit No. 08 on the 25th Floor of Nanyang Plaza
No. 57 Hung To Road
Kwun Tong, Kowloon, Hong Kong

> **Re: Alpha Technology Group Ltd**
> **Form 20-F for the Year Ended September 30, 2024**
> **Response dated April 2, 2025**
> **File No. 001-41847**

Dear Choi Tan Yee:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Henry Yin